Exhibit 99.1

FOR RELEASE NOVEMBER 18, 2009, 8:30am Eastern

Pure Nickel Update on HPM/Forgues Property

TORONTO, ON: November 18, 2009 Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) announced today that Manicouagan Mineral Inc. has made the required option payments and exploration expenditures to earn a fifty percent interest in the HPM/Forgues property.

Pure Nickel and Manicouagan Minerals entered into an option agreement in 2007. In aggregate Manicouagan Minerals has paid Pure Nickel $80,000 in option payments and expended $1,676,266 on exploration on the property with the majority being used for a drill program at the Barre de Fer Prospect on the HPM property.

During 2008, Manicouagan drilled 17 holes for an aggregate of 3,388 metres. Results included 43.18 meters of 1.74% nickel, 0.90% copper and 904 ppm cobalt from hole HPM-08-03 and 9.54 meters in hole HPM-08-11 which assayed 1.12% nickel, 0.23% copper and 518 ppm cobalt at the Barre de Fer Prospect. The HPM/Forgues property is located in NTS map sheets 22 O/11 and 22 O/12 and lies just east of highway 389, which runs between Baie-Comeau and Fermont, Québec.

François Bissonnette, P.Geo., Senior Project Geologist for Manicouagan Minerals’ projects in Québec is the designated "Qualified Person" as defined in National Instrument 43-101 for the HPM/Forgues Project.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President & CEO
T. (416) 644-0066
Email: info@purenickel.com
www.purenickel.com